Exhibit 10.3

AMENDMENT No. 31 TO PURCHASE AGREEMENT No. GPJ-003/96

This Amendment No. 31 ("Amendment 31") dated as of March 16, 2004 is between EMBRAER - Empresa Brasileira de Aeronáutica S.A. ("EMBRAER") and ExpressJet Airlines, Inc., formerly known as New ExpressJet Airlines, Inc. (as assignee from ExpressJet Airlines, Inc. formerly known as Continental Express, Inc.) ("BUYER"), collectively hereinafter referred to as the "PARTIES", and relates to Purchase Agreement No. GPJ-003/96, as amended from time to time together with its Attachments (collectively referred to as the "Base Agreement") and Letter Agreements GPJ-004/96 dated August 5, 1996 and PCJ-004A/96 dated August 31, 1996 between EMBRAER and BUYER as amended from time to time (together with the Base Agreement, collectively referred to herein as the "Purchase Agreement" or the "Agreement") for the purchase of up to two hundred and forty five (245) new EMB-145 aircraft (the "AIRCRAFT").

All terms defined in the Purchase Agreement shall have the same meaning when used herein, and in case of any conflict between this Amendment 31 and the Purchase Agreement, this Amendment shall control.

WHEREAS, BUYER and EMBRAER wish to amend the Purchase Agreement to (a) include technical features **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]"** and (b) reschedule the delivery months for Reconfirmation AIRCRAFT, all as more fully set forth below;

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which are acknowledged by the PARTIES, EMBRAER and BUYER hereby agree to amend the Purchase Agreement as follows:

1. **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]".**

    Each EMB 145 XR AIRCRAFT from XR061 and all subsequent EMB 145 XR AIRCRAFT shall **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]".**

2. **Amendment to Reconfirmation AIRCRAFT Delivery Schedule**

    The text of paragraph a.8 of Article 5 of the Purchase Agreement is hereby deleted and replaced with the following:

    a.8.   RECONFIRMATION AIRCRAFT Deliveries
    BUYER has the option to purchase up to one hundred (100) additional XR AIRCRAFT (the "Reconfirmation AIRCRAFT") in accordance with the terms of this Agreement. **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION**

PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]".

The Reconfirmation AIRCRAFT shall be delivered in accordance with the following schedule, provided that all terms and conditions of this Article 5a.8 have been satisfied:

Reconfirmation Group	XR Aircraft	Delivery Month	Reconfirmation Group	XR Aircraft	Delivery Month
	1	"[CONFIDENTIAL		26	"[CONFIDENTIAL
	2	MATERIAL OMITTED		27	MATERIAL
	3	AND FILED		28	OMITTED AND
	4	SEPARATELY WITH		29	FILED
	5	THE SECURITIES		30	SEPARATELY
	6	AND EXCHANGE		31	WITH THE
	7	COMMISSION		32	SECURITIES AND
	8	PURSUANT TO A		33	EXCHANGE
	9	REQUEST FOR		34	COMMISSION
	10	CONFIDENTIAL		35	PURSUANT TO A
	11	TREATMENT]".		36	REQUEST FOR
	12			37	CONFIDENTIAL
Group 1	13		Group 2	38	TREATMENT]".
	14			39	
	15			40	
	16			41	
	17			42	
	18			43	
	19			44	
	20			45	
	21			46	
	22			47	
	23			48	
	24			49	
	25			50	
	51			76	
	52			77	
	53			78	
	54			79	
	55			80	
	56			81	
	57			82	
	58			83	
	59			84	
	60			85	
	61			86	
	62			87	
Group 3	63		Group 4	88	
	64			89	
	65			90	
	66			91	
	67			92	
	68			93	
	69			94	
	70			95	
	71			96	
	72			97	
	73			98	
	74			99	
	75			100	

If BUYER exercises its option to purchase the Reconfirmation AIRCRAFT as described above, a non-refundable deposit of **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]"** is due and payable for each Reconfirmation Aircraft **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]".** This deposit shall be considered part of the payment towards the Basic Price of the relevant Reconfirmation AIRCRAFT. EMBRAER will give the BUYER notice of the Contractual Delivery Date of each Reconfirmation Aircraft for which the Buyer has exercised its option in accordance with the terms of this Article at least **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]"** prior to the first business day of the relevant above referred to delivery month. Upon BUYER's exercise of its option with respect to the Reconfirmation AIRCRAFT, each Reconfirmation AIRCRAFT so reconfirmed shall be considered an XR AIRCRAFT for all purposes under the Agreement."

3.   **AIRCRAFT BASIC PRICE**

As a result of the change in the AIRCRAFT configuration and in the AIRCRAFT BASIC PRICE specified in this Amendment 31, the AIRCRAFT BASIC PRICE will be:

AIRCRAFT	BASIC PRICE (JAN/1996 US Dollars)

"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]".

All other terms and conditions of the Purchase Agreement, which are not specifically amended by this Amendment 31, shall remain in full force and effect without any change.

[Intentionally left blank]

IN WITNESS WHEREOF, EMBRAER and BUYER, by their duly authorized officers, have entered into and executed this Amendment No. 31 to the Purchase Agreement to be effective as of the date first written above.

EMBRAER - Empresa Brasileira
de Aeronáutica S.A.

By: /s/ Satoshi Yokota
Name: Satoshi Yokota
Title: Executive VP, Development and Industry

By: /s/ Flavio Rimoli
Name: Flavio Rimoli
Title: Sr. VP, Airline Market

Date: March 19, 2004
Place: Sao Jose Dos Campos, SP

Witness: /s/ Erika L. Natali
Name: Erika Lulai Natali

EXPRESSJET AIRLINES, INC.

By: /s/ Frederick S. Cromer
Name: Frederick S. Cromer
Title: VP and Chief Financial Officer

Date: March 30, 2004
Place: Houston, TX, USA

Witness: /s/ Kristy A. Nicholas
Name: Kristy A. Nicholas